JOHN S. MARTEN ATTORNEY AT LAW +1 (312) 609-7753 jmarten@vedderprice.com	222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES

November 18, 2015

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:	Asset Management Fund (the “Registrant”), File No. 811-03541

Dear Sir/Madam:

On behalf of the Registrant, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Amendment No. 73 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The purpose of the amendment is to register a newly created series of the Trust, the LongCap Value Fund (the “Fund”), under the 1940 Act.

Beneficial interests in the Fund have not been registered under the Securities Act of 1933, as amended (the “1933 Act”), since such interests are issued solely in private placement transactions which do not involve any “public offering” within the meaning of Section 4(a)(2) of the 1933 Act. Investments in the Fund may only be made by “accredited investors” within the meaning of Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any beneficial interests in the Fund.

If you have any questions, please contact the undersigned at (312) 609-7753.

Very truly yours, John S. Marten

JSM/th